STATEMENT OF INVESTMENTS
Dreyfus Premier Growth And Income Fund
December 31, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Computer Software/Services--7.8%		
Apple	3,755 a	743,790
Microsoft	41,536	1,478,682
		2,222,472
Consumer Discretionary--13.9%		
Advance Auto Parts	12,816	486,880
Amazon.com	1,442 a	133,587
Best Buy	8,105	426,728
DeVry	3,556	184,770
Discovery Holding, Cl. A	5,834 a	146,667
Gap	32,219	685,620
Home Depot	8,198	220,854
International Game Technology	4,873	214,071
Nordstrom	6,050	222,217
Omnicom Group	5,615	266,881
Royal Caribbean Cruises	5,366	227,733
Starbucks	9,276 a	189,880
Urban Outfitters	12,489 a	340,450
Walt Disney	5,955	192,227
		3,938,565
Consumer Staples--13.8%		
Altria Group	5,359	405,033
Avon Products	10,375	410,124
Cadbury Schweppes, ADR	5,942	293,357
Colgate-Palmolive	3,314	258,359
Costco Wholesale	3,553	247,857
Dean Foods	10,767	278,435
Estee Lauder, Cl. A	4,769	207,976
Kraft Foods, Cl. A	8,744	285,317
Procter & Gamble	3,398	249,481
Wal-Mart Stores	16,018	761,336
Whole Foods Market	12,729	519,343
		3,916,618
Energy--8.4%		
Chevron	3,283	306,402
Exxon Mobil	9,835	921,441
Halliburton	6,058	229,659
Schlumberger	3,541	348,328
Sunoco	2,132	154,442
Tesoro	3,155	150,494
Ultra Petroleum	3,660 a	261,690
		2,372,456
Exchange Traded Funds--2.1%		
iShares Russell 1000 Growth Index Fund	3,471	210,967
Powershares QQQ	4,519	231,554
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,107	161,854
		604,375
Financial--8.3%		
Charles Schwab	22,577	576,842
Citigroup	9,322	274,440
CME Group	346	237,356
Goldman Sachs Group	1,277	274,619

Janus Capital Group	6,703	220,194
MBIA	3,931	73,235
State Street	3,000	243,600
Unum Group	18,869 [b]	448,894
		2,349,180
Health Care--13.6%		
Allergan	7,491	481,222
Amylin Pharmaceuticals	9,102 [a]	336,774
Covance	1,416 [a]	122,654
Genentech	4,661 [a]	312,613
Gilead Sciences	10,783 [a]	496,126
Johnson & Johnson	2,237	149,208
Medtronic	2,779	139,700
Merck & Co.	6,975	405,317
Pfizer	8,511	193,455
Pharmaceutical Product Development	8,161	329,460
Schering-Plough	12,037	320,666
Thermo Fisher Scientific	9,932 [a]	572,878
		3,860,073
Industrial--5.7%		
Canadian National Railway	4,398	206,398
FedEx	1,913	170,582
General Electric	22,749	843,305
Waste Management	12,041	393,379
		1,613,664
Information Technology--23.8%		
Accenture, Cl. A	5,561	200,363
Adobe Systems	10,907 [a]	466,056
Autodesk	3,228 [a]	160,625
Broadcom, Cl. A	11,871 [a]	310,308
Cisco Systems	27,660 [a]	748,756
Corning	13,034	312,686
eBay	10,488 [a]	348,097
Electronic Arts	10,445 [a]	610,092
EMC	15,791 [a]	292,607
Google, Cl. A	1,069 [a]	739,192
Hewlett-Packard	10,397	524,841
Intersil, Cl. A	5,346	130,870
Juniper Networks	11,046 [a]	366,727
KLA-Tencor	4,988	240,222
Marvell Technology Group	15,683 [a]	219,248
Maxim Integrated Products	9,386	248,541
MEMC Electronic Materials	3,722 [a]	329,360
Teradata	5,768 [a]	158,101
Yahoo!	12,989 [a]	302,124
		6,708,816
Materials--1.3%		
E.I. du Pont de Nemours & Co.	4,837	213,263
Ecolab	3,129	160,236
		373,499
Telecommunications--.7%		
Verizon Communications	4,859	**212,290**
Total Common Stocks		
(cost $24,533,961)		**28,172,008**

Other Investment--.5%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $143,000)	143,000 [b]	**143,000**

Total Investments (cost $24,676,961)	**99.9%**	**28,315,008**
Cash and Receivables (Net)	**.1%**	**34,581**
Net Assets	**100.0%**	**28,349,589**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.